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Form 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock
MarketSM, filed pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:

LSI Industries Inc.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

10000 Alliance Road, Cincinnati, Ohio 45242
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):

(513) 793-3200
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I.   Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1.   Title of security:    Common Shares

2.   Number of shares outstanding before the change:  7,632,435

3.   Number of shares outstanding after the change:   8,732,435

4.   Effective date of change:    2/13/96

5.   Method of change:    Public Stock Offering

Specify Method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:

Public stock offering on Form S-3 (Registration No. 33-65043)


II.  Change in Name of Issuer

1.   Name prior to change

2.   Name after change

3.   Effective date of charter amendment changing name

4.   Date of shareholder approval of change, if required


February 21, 1996                /s/Ronald S. Stowell
                                 Chief Financial Officer
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DATE                             OFFICER'S SIGNATURE AND TITLE